上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

06012752

Our Ref: SIHL/ADR/06

20th April 2006

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

SEC MAIL PROCESSING RECEIVED
APR 21 2006
WASH. D.C. 185 SECTION

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copies of two press announcements both dated 19th April 2006 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

PROCESSED
APR 25 2006
THOMSON
FINANCIAL

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

4/24

South China Morning Post

Publication Date : 20th April 2006

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

DISCLOSEABLE TRANSACTION
ADJUSTMENTS TO THE PROPOSED SHARE REFORM PLAN OF BRIGHT DAIRY & FOOD CO., LTD.

Following communications and consultations with the holders of A Shares, the basis of the Share Reform Plan of Bright Dairy has been adjusted to an offer to all holders of A Shares of RMB8.46 in cash and 1.2 Non-Tradable Shares (which will be converted into A Shares on completion of the Share Reform Plan) for every ten A Shares held by each such holder. The undertakings by each of Shanghai Dairy, SIFP, Danone and East Hope under the Share Reform Plan have also been adjusted. The other terms of the Share Reform Plan as stated in the announcement of the Company dated 12th April 2006 remain unchanged.

As the number of Non-Tradable Shares to be offered to holders of A Shares under the Share Reform Plan has not changed, the shareholding percentage of SIFP in Bright Dairy will still be reduced from approximately 30.78% to 25.17%, and such reduction will continue to constitute a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

Reference is made to the announcement of Shanghai Industrial Holdings Limited (the "Company") dated 12th April 2006 (the "Announcement"). Terms defined in the Announcement shall have the same meanings when used in this announcement unless the context requires otherwise.

Adjustments to the Share Reform Plan

Following communications and consultations with the holders of A Shares, the Share Reform Plan has been finalized. Adjustments to the terms of the Share Reform Plan as stated in the Announcement are set out below:–

Basis of the Share Reform Plan

The Share Reform Plan was previously proposed to all holders of A Shares on the basis of RMB6.845 in cash and 1.2 Non-Tradable Shares for every ten A Shares held by each such holder through communication by Bright Dairy with the holders of A Shares. The basis of the Share Reform Plan has been adjusted to an offer to all holders of A Shares of RMB8.46 in cash and 1.2 Non-Tradable Shares for every ten A Shares held by each such holder. Such basis was arrived at after communications and consultations with the holders of A Shares. Further details on the basis of the adjusted Share Reform Plan will be provided in the circular of the Company on the Share Reform Plan.

The additional cash to be offered to each holder of A Shares under the adjusted terms of the Share Reform Plan will be contributed by Shanghai Dairy and SIFP as they are the largest shareholders of Bright Dairy and their holdings of Non-Tradable Shares are also greater than those of Danone and East Hope. Originally each of Shanghai Dairy and SIFP would contribute RMB66,139,744 in cash and 14,400,000 Non-Tradable Shares towards the Consideration. Under the adjusted Share Reform Plan, each of Shanghai Dairy and SIFP will contribute RMB85,520,000 in cash and 14,400,000 Non-Tradable Shares towards the Consideration. Contributions by Danone in the amount of RMB15,000,000 in cash and by East Hope in the amount of RMB17,000,000 in cash to the Consideration have remained unchanged. The terms of the acquisition of Non-Tradable Shares by Danone from SIFP have also remained unchanged.

Since Danone and East Hope will only agree to contribute RMB15,000,000 and RMB17,000,000 respectively to the cash to be offered to the holders of A Shares under the adjusted Share Reform Plan, Shanghai Dairy and SIFP have to contribute the additional cash in order that the Share Reform Plan can be carried out. As Shanghai Dairy and SIFP have equal percentage shareholdings in Bright Dairy, they will contribute equal amounts of additional cash to the Consideration under the adjusted Share Reform Plan. Although Shanghai Dairy and SIFP will contribute more cash while the contributions by Danone and East Hope remain unchanged, in view of the potential benefits of the conversion of the Non-Tradable Shares into A Shares, the Directors consider such basis and the contribution by SIFP to the Consideration to be fair and reasonable.

The total Consideration to be offered to the holders of A Shares under the Share Reform Plan will amount to RMB203,040,000 in cash and 28,800,000 Non-Tradable Shares.

Undertakings

Under the adjusted Share Reform Plan, each of Shanghai Dairy, SIFP and Danone will undertake that (1) upon completion of the Share Reform Plan and conversion of the Non-Tradable Shares into tradable A Shares, the Converted A Shares may not be traded on the Shanghai Stock Exchange within 24 months from the Conversion Date; and (2) upon expiration of the said 24-month restriction period, Converted A Shares which amount to not more than 5% of the total issued share capital of Bright Dairy may be traded on the Shanghai Stock Exchange in the next 12 months, and Converted A Shares which amount to not more than 10% of the total issued share capital of Bright Dairy may be traded on the Shanghai Stock Exchange in the next 24 months.

Under the adjusted Share Reform Plan, Shanghai Dairy, SIFP and Danone will also undertake that:-

1. they will jointly put forward proposals at the shareholders' general meeting of Bright Dairy for each of the three years ending 31st December 2008 that the dividend to be distributed in cash shall be not less than 50% of the distributable audited net profits for the year, and will vote in favour of such proposal; and
2. they will advocate that Bright Dairy will after completion of the Share Reform Plan establish an incentive scheme for its management staff in accordance with relevant regulations.

After fulfillment of its obligations to contribute RMB17,000,000 to the Consideration, East Hope will not be bound by any restrictions on the trading of its Converted A Shares after completion of the Share Reform Plan.

Apart from the above adjustments, the terms of the Share Reform Plan as stated in the Announcement remain unchanged. As the number of Non-Tradable Shares to be offered to holders of A Shares under the Share Reform Plan has not changed, the shareholding percentage of SIFP in Bright Dairy will still be reduced from 30.78% to 25.17%, and such reduction in shareholding will continue to constitute a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

The Directors believe that the terms of the adjusted Share Reform Plan are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Financial Impact of the Adjusted Share Reform Plan

Due to the additional amount of cash to be contributed by SIFP to the Consideration under the adjusted Share Reform Plan, as there will be an estimated gain of approximately RMB96,000,000 from the transfer of Non-Tradable Shares to Danone and an estimated loss of approximately RMB114,000,000 from the contribution of cash and Non-Tradable Shares to the Consideration, there will be an estimated net loss of approximately RMB18,000,000 to the Group (before taxation and expenses, based on the audited financial statements of Bright Dairy for the year ended 31st December 2005 and subject to the performance of Bright Dairy up to completion of the Share Reform Plan) as a result of the Share Reform Plan. The Directors consider that such estimated net loss as a result of the Share Reform Plan will not have a material adverse effect on the financial position of the Group. Further details on the calculation of the estimated net loss to the Group as a result of the Share Reform Plan will be provided in the circular of the Company on the Share Reform Plan.

The Company will make an announcement if there are further changes to the terms of the Share Reform Plan. Further information on the adjusted Share Reform Plan will be disclosed in the discloseable transaction circular to be dispatched by the Company to its shareholders on the Share Reform Plan.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 19th April 2006

As at the date of this announcement, the Board comprises:
Executive Directors: Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun
Independent Non-Executive Directors: Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

South China Morning Post
Publication Date : 20th April 2006

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

ANNOUNCEMENT MADE PURSUANT TO RULE 13.09 OF THE LISTING RULES

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The Board of Directors of Shanghai Industrial Holdings Limited (the "Company") announces that S.I. Infrastructure Holdings Limited ("SI Infrastructure"), a wholly-owned subsidiary of the Company, entered into a share transfer agreement on 19th April 2006, pursuant to which, SI Infrastructure agreed to dispose of its entire 10% interest in Shanghai Pudong International Container Terminals Ltd. ("Pudong International") to COSCO Ports (Pudong) Limited, a fellow subsidiary of an existing shareholder of Pudong International, an independent third party of the Company, at a consideration of RMB465 million. Pudong International owns the operating rights of Phase I of Shanghai Weigaoqiao Container Terminal. The Company invested in the project in 2003 with a total investment amounting to RMB190 million. Upon completion of the disposal, the Group is expected to receive a pre-tax profit of RMB275 million and will no longer hold any shares in Pudong International, thereby completely divesting its container terminal business.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 19th April 2006

As at the date of this announcement, the Board of Directors of the Company is comprised of:
Executive Directors: Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun
Independent Non-Executive Directors: Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis